SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of February 12, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

KLM PRESS STATEMENT
SIGNATURES

03/012

KLM PRESS STATEMENT

AMSTELVEEN, February 11, 2003 — KLM Royal Dutch Airlines announces its intention to implement a share purchase program in accordance with the authorization granted by the General Meeting of Shareholders on June 26, 2002, with immediate effect, to purchase up to a maximum of 4.5 million of its common shares.

“At current share price levels, taking into account KLM’s strong financial position and robust cash flow, purchasing some of our shares represents a favorable opportunity for KLM to enhance shareholder value,” says KLM’s Chief Financial Officer Rob Ruijter.

Shares purchased will be used for general corporate purposes; there is no intention to cancel the purchased shares. Shares will be purchased with cash on hand, effects on KLM’s cash position will be very limited.

Depending on market conditions, shares will be purchased from time to time in the open market at prevailing market prices. Limitations will be taken into account with respect to the manner, timing, price and volume of the purchases. The Company reserves the right to suspend or discontinue purchases at any time. Purchases will be suspended during KLM’s blackout periods. The Company is allowed to purchase 10% of its issued capital, including those shares already held for employee stock options.

No action is required by shareholders of KLM. The program will have no influence on KLM’s stated dividend policy.

Note to editors: please call Media Relations at +31 (0)20 649 4545 for more information.

AMS/DR/BvK/jch

Forward-Looking Statements

This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management’s beliefs, and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. All forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict, and actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist, the possibility or fear of such attacks, and the threat or outbreak of hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risk and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission, could actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 12, 2003	By	/s/ R.A. Ruijter

	Name: Title:	R.A. Ruijter Managing Director & CFO

	By	/s/ H.E. Kuipéri

	Name: Title:	H.E. Kuipéri Senior Vice President & General Secretary